UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 7, 2019



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On January 7, 2019, Dollar Tree, Inc. (the "Company") issued a press release regarding Starboard Value's investment in the Company and statements made by Starboard Value. A copy of the Company's press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Important Information and Where to Find It.

The Company intends to file a proxy statement and associated white proxy card with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Company's 2019 Annual Meeting of Shareholders (the "2019 Annual Meeting"). Details concerning the nominees of the Company's Board of Directors for election at the 2019 Annual Meeting will be included in the proxy statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC's website, http://www.sec.gov. The Company's shareholders will also be able to obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents by directing a request by mail to Dollar Tree, Inc. at 500 Volvo Parkway, Chesapeake, Virginia 23320 or from the Company's website at http://www.dollartreeinfo.com/investors.

Participants in the Solicitation.

The Company, its directors and certain of its executive officers may be deemed participants in the solicitation of proxies from shareholders in respect of the 2019 Annual Meeting. Information regarding the names of the Company's directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended February 3, 2018, filed with the SEC on March 26, 2018, and the Company's definitive proxy statement for the 2018 Annual Meeting of Shareholders, filed with the SEC on May 3, 2018. To the extent holdings of such participants in the Company's securities have changed since the amounts described in the proxy statement for the 2018 Annual Meeting of Shareholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC, if and when they become available.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated January 7, 2019 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	DOLLAR TREE, INC.
	(Registrant)

Date: January 7, 2019	By:	/s/ William A. Old, Jr.
		William A. Old, Jr.
		Chief Legal Officer, General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1 - Press release dated January 7, 2019 issued by Dollar Tree, Inc.

Exhibit 99.1



Dollar Tree Comments on Statement Issued by Starboard Value

Chesapeake, VA - January 7, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today issued the following statement regarding Starboard Value's ("Starboard") announcement of its nomination of directors for election to the Dollar Tree Board at the Company's 2019 Annual Meeting of shareholders:

> "Dollar Tree is focused on ensuring our brands are the premier shopping destination for value and convenience, taking the right actions to solidify our leadership position in value retail and leveraging our resilient business model, disciplined approach, clear customer focus and unique positioning to deliver growth and strengthened performance for the benefit of all stakeholders.

> Dollar Tree is committed to a strong, independent Board, and believes it has the right balance of perspectives and experience to drive enhanced growth and performance across the company. The Board has added four new independent directors since May 2016, including most recently last month, and benefits from a broad array of skills and perspectives spanning areas key to our business, including retail and consumer products, merchandising, strategic planning, finance, capital allocation and mergers and acquisitions. Dollar Tree's Board and management team are continuing to execute on the Company's strategy and remain focused on delivering long-term value to all shareholders.

> Dollar Tree's Board and management team welcome constructive input from shareholders about ways to further create value for all Dollar Tree shareholders. While we appreciate Starboard's investment and will evaluate any suggestions they may have as we would with any investor, we note that Starboard's nominations for a majority of the board were made without seeking any engagement or making any communication to the Company. We look forward to the opportunity to engage with Starboard regarding any suggestions they may have, and we will continue to stay close to our shareholders on matters of importance to them and keep taking actions to drive shareholder value.

> The Board and its Nominating and Corporate Governance Committee will evaluate Starboard's nominees in the event Starboard determines to proceed with its nominations (including as to compliance with the Company's nomination requirements) and make a recommendation in due course that it believes will best serve the interests of the Company and its shareholders."

The Board will present its recommendation regarding director nominees in Dollar Tree's definitive proxy statement and other materials, to be filed with the Securities and Exchange Commission and made available to all stockholders eligible to vote at the 2019 Annual Meeting. Details regarding the 2019 Annual Meeting will be announced in due course.

J.P. Morgan Securities LLC is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Dollar Tree.

About Dollar Tree, Inc.
Dollar Tree, a Fortune 200 Company, now operates more than 15,100 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit DollarTree.com.

Important Information and Where to Find It.
The Company intends to file a proxy statement and associated white proxy card with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Company's 2019 Annual Meeting of Shareholders (the "2019 Annual Meeting"). Details concerning the nominees of the Company's Board of Directors for election at the 2019 Annual Meeting will be included in the proxy statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC's website, http://www.sec.gov. The Company's shareholders will also be able to obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents by directing a request by mail to Dollar Tree, Inc. at 500 Volvo Parkway, Chesapeake, Virginia 23320 or from the Company's website at http://www.dollartreeinfo.com/investors.

Participants in the Solicitation.
The Company, its directors and certain of its executive officers may be deemed participants in the solicitation of proxies from shareholders in respect of the 2019 Annual Meeting. Information regarding the names of the Company's directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company's Amended Annual Report on Form 10-K/A for the fiscal year ended February 3, 2018, filed with the SEC on March 26, 2018, and the Company's definitive proxy statement for the 2018 Annual Meeting of Shareholders, filed with the SEC on May 3, 2018. To the extent holdings of such participants in the Company's securities have changed since the amounts described in the proxy statement for the 2018 Annual Meeting of Shareholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC, if and when they become available.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding our business strategies, market potential, future financial performance and our other plans, objectives, expectations (financial and otherwise) and intentions. These statements are subject to risks and uncertainties. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K/A filed March 26, 2018, and other filings with the SEC. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

Contact
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
DLTR-G

Sard Verbinnen & Co:
Stephen Pettibone / Gloria Labbad / Andrew Duberstein
212-687-8080